Exhibit 10.1
TOAST, INC.
2024 EXECUTIVE SEVERANCE AND CHANGE IN CONTROL POLICY

1.Purpose. Toast, Inc. (the “Company”) has adopted this 2024 Executive Severance and Change in Control Policy (this “Policy”) as a means to provide certain severance benefits and accelerated vesting to a Covered Employee who experiences a Termination Event at any time on or after the Effective Date (as such capitalized terms are defined below). Subject to Section 2, this Policy supersedes any and all severance plans, severance policies, change in control plans or change in control policies applying to a Covered Employee that may have been in effect before the Effective Date.
2.Coverage. For purposes of this Policy, “Covered Employees” shall mean certain employees of the Company based in the United States at the executive level (senior vice presidents and above) listed on Appendix A and who have signed a Severance Policy Eligibility and Waiver under this Policy provided by the Company. Notwithstanding anything to the contrary herein, if a Covered Employee is party to an employment or letter agreement with the Company or any of its subsidiaries (collectively, an “Employment Agreement”) that provides for severance and/or accelerated vesting upon a termination of employment, then the payments and benefits under such Employment Agreement shall supersede this policy unless such payments and benefits under such Employment Agreement are expressly waived. For the avoidance of doubt, in no event shall there be a duplication of payments or benefits under this Policy and any Employment Agreement. For the avoidance of doubt, any person who is classified by the Company as an independent contractor or third-party employee is not a Covered Employee and is not eligible for severance benefits or accelerated vesting under this Policy even if such classification is modified retroactively.
3.Change in Control. A “Change in Control” shall be deemed to have occurred upon the occurrence of any one of the following events: (a) the sale or exclusive out-license of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (b) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and fair market value of the stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (c) the sale of all of the stock of the Company to an unrelated person, entity or group thereof acting in concert, or (d) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company (for the avoidance of doubt, any change in majority voting power resulting from the conversion of Class B common stock of the Company to Class A common stock of the Company by an individual stockholder shall not, on its own, constitute a Change in Control). Notwithstanding any other provision of this Policy, “Change in Control” shall be interpreted, administered and applied in a manner consistent and in compliance with a “change in control event” as set forth in Treasury Regulation Section 1.409A- 3(i)(5).

“Change in Control Period” shall mean the period consisting of the 3 months immediately prior to a Change in Control and the 12 months immediately following a Change in Control.
4.Termination Event. A “Termination Event” shall mean any of the events provided in this Section 4:
(a)Termination by the Company of the Covered Employee’s employment for any reason other than for Cause or the Employee’s Death or Disability. For purposes of this Policy, “Cause” shall mean, as determined by the Company in good faith:
(i)conduct constituting an act of material misconduct in connection with the performance of the Covered Employee’s duties, including, without limitation, any misappropriation of funds or property of the Company other than the occasional, customary and de minimis use of Company property for personal purposes;
(ii)the commission by the Covered Employee of (A) any felony, (B) any crime involving the Company, or (C) any misdemeanor involving moral turpitude, deceit, fraud or dishonesty;
(iii)any conduct of the Covered Employee that would reasonably be expected to result in material injury or material reputational harm to the Company or any of its subsidiaries and affiliates if the Covered Employee was retained;
(iv)a material breach by the Covered Employee of any of the material provisions of any agreement between the Covered Employee and the Company including, without limitation, any agreement relating to non-disclosure, non-competition or assignment of inventions; or
(v)a material violation by the Covered Employee of any of the Company’s written policies relating to conduct or ethics, provided that, other than in the case of noncurable events, the Covered Employee shall be provided with written notice and fifteen (15) days to cure.
A Termination Event shall not be deemed to have occurred pursuant to this Section 4(a) solely as a result of the Covered Employee being an employee of any direct or indirect successor to the business or assets of the Company, rather than continuing as an employee of the Company following a Change in Control. For purposes hereof, the Covered Employee will be considered “Disabled” if, as a result of the Employee’s incapacity due to physical or mental illness, the Covered Employee shall have been absent from his or her duties to the Company on a full-time basis for 180 calendar days in the aggregate in any 12-month period.
(b)Termination of the Covered Employee’s employment by the Covered Employee for Good Reason. For purposes of this Policy, “Good Reason” shall mean that the Covered Employee has complied with the Good Reason Process (hereinafter defined) following, the occurrence of any of the following events on or within the 12 months immediately after a Change in Control:

(i)a material diminution in the Covered Employee’s responsibilities, authority or duties;
(ii)a material diminution in the Covered Employee’s base salary; or
(iii)a 50 mile or greater change in the principal geographic location at which the Covered Employee is required to provide services to the Company, not including business travel and short-term assignments.
“Good Reason Process” shall mean that (i) the Covered Employee reasonably determines in good faith that a Good Reason condition has occurred during a Change in Control Period; (ii) the Covered Employee notifies the Company in writing of the first occurrence of the Good Reason condition within 60 days of the first occurrence of such condition; (iii) the Covered Employee cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Covered Employee terminates his or her employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.
1.Severance Benefits.
(a)Termination Event Outside of a Change in Control Period. In the event a Termination Event occurs outside of a Change in Control Period, subject to the Covered Employee signing a separation agreement containing, among other provisions, a general release of claims in favor of the Company and related persons and entities, confidentiality, return of property, non-disparagement and a reaffirmation of the Covered Employee’s restrictive covenants, in a form and manner satisfactory to the Company (the “Separation Agreement and Release”) and the Separation Agreement and Release becoming irrevocable within the time period set forth therein and in no event later than 60 days after the Date of Termination (as defined below), the following shall occur:
(i)the Company shall pay the Covered Employee salary continuation payments for the 6-month period following the Date of Termination (such period, the “Severance Period”) of the Covered Employee’s annual base salary in effect immediately prior to the Termination Event;
(ii)the Company shall pay a lump sum cash payment equal to the Covered Employee’s target annual bonus for the year in which the Date of Termination occurs to the extent a bonus for such year has not already been paid, prorated based on the Covered Employee’s Date of Termination, provided such prorated portion shall be determined by multiplying the target bonus by a fraction, the numerator of which is equal to the number of days the Covered Employee was employed during the applicable fiscal year through the Date of Termination and the denominator of which is equal to 365; and
(iii)if the Covered Employee was participating in the Company’s group health plan immediately prior to the Date of Termination and elects

COBRA health continuation, then the Company shall pay to the Covered Employee a monthly cash payment until the end of the Severance Period in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Employee (and his or her eligible dependents) if the Covered Employee had remained employed by the Company.
(b)Termination Event Within a Change in Control Period. The provisions of this Section 5(b) shall apply in lieu of, and expressly supersede, the provisions of Section 5(a) if a Termination Event occurs within a Change in Control Period; provided that, if the Company has commenced providing severance pay and benefits to the Covered Employee under Section 5(a) prior to the date the Covered Employee becomes eligible to receive severance pay and benefits under this Section 5(b), the severance pay and benefits previously provided to the Covered Employee under Section 5(a) shall reduce the severance pay and benefits to be provided under this Section 5(b). These provisions shall terminate and be of no further force or effect after the conclusion of such Change in Control Period. If a Termination Event occurs within a Change in Control Period, then subject to the Covered Employee signing a Separation Agreement and Release and such Separation Agreement Release becoming irrevocable within the time period set forth therein and in no event later than 60 days after the Date of Termination (as defined below), the following shall occur:
(i)the Company shall pay to the Covered Employee an amount equal to 1.0 times the sum of (i) 12 months of the Covered Employee’s annual base salary in effect immediately prior to the Termination Event (or, if applicable, the Covered Employee’s annual base salary in effect immediately prior to the Change in Control, if higher) and (ii) the Covered Employee’s target annual bonus;
(ii)the Company shall pay a lump sum cash payment equal to the Covered Employee’s target annual bonus for the year in which the Date of Termination occurs to the extent a bonus for such year has not already been paid, prorated based on the Covered Employee’s Date of Termination, provided such prorated portion shall be determined by multiplying the target bonus by a fraction, the numerator of which is equal to the number of days the Covered Employee was employed during the applicable fiscal year through the Date of Termination and the denominator of which is equal to 365; and
(iii)if the Covered Employee was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Covered Employee a monthly cash payment in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Employee (and his or her eligible dependents) if the Covered Employee had remained employed by the Company until the earlier of: (i) the 12-month period following the Date of Termination and (ii) the date the Covered Employee becomes eligible for health benefits through another employer or otherwise become ineligible for COBRA.
Amounts payable under Section 5(a)(i) shall be paid in substantially equal installments over the

Severance Period in accordance with the Company’s payroll practice commencing within the 60- day period following the Date of Termination, and amounts payable under Sections 5(a)(ii), 5(b)(i) and 5(b)(ii) shall be paid out in a lump sum within 60 days after the Date of Termination; provided, however, that in each case if the 60-day period begins in one calendar year and ends in a second calendar year, the amounts shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination, and provided, further, that the payments pursuant to this Section 5 payable to a Covered Employee pursuant to this Policy shall be reduced by the amount, if any, that such Covered Employee is paid in the same such calendar year pursuant to a garden leave payment in a noncompetition agreement.
2.Accelerated Vesting.
(a)In the event that a Covered Employee experiences a Termination Event outside of a Change in Control Period and the Covered Employee has signed the Separation Agreement and Release (and such Separation Agreement and Release has become irrevocable within the time period set forth in Section 5(a) of this Policy), and is entitled to the benefits under Section 5(a), then notwithstanding anything to the contrary in any applicable option agreement or stock-based award agreement, the portion of the Covered Employee’s time-based stock options and other time-based stock-based awards that would have vested during the 6- month period following the Termination Event had the Covered Employee’s employment with the Company continued during such period shall immediately accelerate and become fully exercisable or nonforfeitable as of the Covered Employee’s Date of Termination. For the avoidance of doubt, any awards granted to the Covered Employee that are solely performance- based and/or performance and time-based will be governed by the terms of the applicable award agreement.
(b)In the event that a Covered Employee experiences a Termination Event within a Change in Control Period and the Covered Employee has signed the Separation Agreement and Release (and such Separation Agreement and Release has become irrevocable within the time period set forth in Section 5(b) of this Policy), and is entitled to the benefits under Section 5(b), then notwithstanding anything to the contrary in the applicable option agreement or stock-based award agreement, all of the Covered Employee’s then-outstanding time-based equity awards shall immediately and become fully exercisable or nonforfeitable as of the Covered Employee’s Date of Termination. For the avoidance of doubt, any awards granted to the Covered Employee that are solely performance-based and/or performance and time-based will be governed by the terms of the applicable award agreement.
(c)For the avoidance of doubt, the post-termination forfeiture and exercise provisions in the applicable award agreements shall remain in full force and effect; provided that the forfeiture of any unvested equity that is subject to acceleration will be delayed to the extent necessary to effectuate the provisions of Section 6(a) or 6(b) above, as applicable.
3.Additional Limitation.
(a)Anything in this Policy to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Covered Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Policy or otherwise, calculated in a manner consistent with Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable regulations thereunder (the “Compensatory Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, (or any successor provision), then the Compensatory Payments shall be reduced so that the sum of all of the Compensatory Payments shall be $1.00 less than the amount at which the Covered Employee becomes subject to the excise tax imposed by Section 4999 of the Code (or any successor provision); provided that such reduction shall only occur if it would result in the Covered Employee receiving a higher After Tax Amount (as defined below) than the Covered Employee would receive if the Compensatory Payments were not subject to such reduction. In such event, the Compensatory Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Compensatory Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (i) cash payments not subject to Section 409A of the Code; (ii) cash payments subject to Section 409A of the Code; (iii) equity-based payments and acceleration; and
(iv) non-cash forms of benefits; provided that in the case of all the foregoing Compensatory Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G- 1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).
(b)For purposes of this Section 7, the “After Tax Amount” means the amount of the Compensatory Payments less all federal, state, and local income, excise and employment taxes imposed on the Covered Employee as a result of the Covered Employee’s receipt of the Compensatory Payments. For purposes of determining the After Tax Amount, the Covered Employee shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.
(c)The determination as to whether a reduction in the Compensatory Payments shall be made pursuant to Section 7(a) shall be made by an accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Covered Employee within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Covered Employee. Any determination by the Accounting Firm shall be binding upon the Company and the Covered Employee.
4.Section 409A.
(a)Anything in this Policy to the contrary notwithstanding, if at the time of the Covered Employee’s “separation from service” within the meaning of Section 409A of the Code, the Company determines that the Covered Employee is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Covered Employee becomes entitled to under this Policy on account of the Covered Employee’s separation from service would be considered deferred compensation subject to the

20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Covered Employee’s separation from service, or (B) the Covered Employee’s death.
(b)It is intended that this Policy will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Policy is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so as not to be part of this Policy or in compliance with Section 409A of the Code so that all payments hereunder are either exempt or comply with Section 409A of the Code. Each payment pursuant to this Policy is intended to constitute a separate payment for purposes of applying Section 409A, any exemptions thereto and Treasury Regulation Section 1.409A-2(b)(2).
(c)To the extent that any payment or benefit described in this Policy constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Covered Employee’s termination of employment, then such payments or benefits shall be payable only upon the Covered Employee’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).
(d)The Company makes no representation or warranty and shall have no liability to the Covered Employee or any other person if any provisions of this Policy are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.
5.Additional Definitions. For purposes of this Policy:
(a)“Administrator” shall mean the Compensation Committee of the Board; provided, however, that the Board may in its sole discretion appoint a new Administrator to administer the Policy at any time.
(b)“Board” shall mean the Board of Directors of the Company.
(c)“Date of Termination” shall mean the date that a Covered Employee’s employment with the Company ends.
(d)“Effective Date” shall mean August 1, 2024.
6.Withholding. All payments made by the Company to a Covered Employee under this Policy shall be net of any tax or other amounts required to be withheld by the Company under applicable law.
7.No Mitigation. If a Termination Event occurs and a Covered Employee is eligible for the benefits set forth in this Policy, the Covered Employee is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Covered Employee by the Company pursuant to this Policy. Further, the amount of any payment provided for in this Policy shall not be reduced by any compensation earned by the Covered

Employee as the result of employment by another employer.
8.Policy Administration. The general administration of the Policy and the responsibility for carrying out its provisions shall be vested in the Administrator. The Administrator shall have such powers and authority as are necessary to discharge such duties and responsibilities which also include, but are not limited to, interpretation and construction of the Policy, the determination of all questions of fact, including, without limitation, eligibility, participation and benefits, the resolution of any ambiguities and all other related or incidental matters, and such duties and powers of the Policy administration which are not assumed from time to time by any other appropriate entity, individual or institution. The Administrator may adopt rules and regulations of uniform applicability in its interpretation and implementation of the Policy.
The Administrator shall discharge its duties and responsibilities and exercise its powers and authority in its sole discretion and in accordance with the terms of the controlling legal documents and applicable law, and its actions and decisions that are not arbitrary and capricious shall be binding on any employee, the employee’s spouse or other dependent or beneficiary and any other interested parties whether or not in being or under a disability. Not in limitation, but in amplification of the foregoing, the Administrator shall have the power and authority in its discretion to:
(a)construe the Policy to determine all questions that shall arise as to interpretations of the Policy’s provisions;
(b)determine which individuals are and are not Covered Employees, determine the benefits to which any Covered Employees may be entitled, the eligibility requirements for participation in the Policy and all other matters pertaining to the Policy;
(c)adopt amendments to the Policy which are deemed necessary or desirable to comply with all applicable laws and regulations, including but not limited to Section 409A of the Code and the guidance thereunder;
(d)make all determinations it deems advisable for the administration of the Policy, including the authority and ability to delegate administrative functions to a third party;
(e)decide all disputes arising in connection with the Policy; and
(f)otherwise supervise the administration of the Policy.
All decisions and interpretations of the Administrator shall be conclusive and binding on all persons, including the Company and Covered Employees.
9.Indemnification. To the extent permitted by law, all officers, directors, agents and representatives of the Company shall be indemnified by the Company and held harmless against any claims and the expenses of defending against such claims resulting from any action or conduct relating to the administration of the Policy, whether as a member of the Board or a committee thereof or otherwise, except to the extent that such claims arise from gross negligence, willful neglect, or willful misconduct.
10.Unfunded Policy. This Policy shall be unfunded and shall not create (or be construed to create) a trust or separate fund. Likewise, the Policy shall not establish any fiduciary relationship between the Company or any of its subsidiaries or affiliates and any Covered Employee.
11.Policy Not an Employment Contract. This Policy is not a contract between the Company and any employee, nor is it a condition of employment of any employee. Nothing contained in the Policy gives, or is intended to give, any employee the right to be retained in the service of the Company, or to interfere with the right of the Company to discharge or terminate the employment of any employee at any time and for any reason. No employee shall have the right or claim to benefits beyond those expressly provided in this Policy, if any. All rights and claims are limited as set forth in the Policy.
12.Enforceability. If any portion or provision of this Policy (including, without limitation, any portion or provision of any Section of this Policy) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Policy, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Policy shall be valid and enforceable to the fullest extent permitted by law.
13.Non-Assignability by Covered Employee; Assignability by Company. No right or interest of any Covered Employee in the Policy shall be assignable or transferable in whole or in part either directly or by operation of law or otherwise, including, but not limited to, execution, levy, garnishment, attachment, pledge or bankruptcy. In the event of the Covered Employee’s death after a Termination Event but prior to the completion by the Company of all payments due him or her under this Policy, the Company shall continue such payments to the Covered Employee’s beneficiary designated in writing to the Company prior to her death (or to her estate, if the Employee fails to make such designation). The Company may assign or otherwise transfer this Policy to any other person or entity without any Covered Employee’s consent.
14.Integration With Other Pay or Benefits Requirements. The Severance Benefits provided for in the Policy are the maximum benefits that the Company will pay to Covered Employees upon a Termination Event. To the extent that the Company owes any amounts in the nature of severance benefits to any Covered Employee under any other program, policy or plan of the Company that is not otherwise superseded by this Policy, or to the extent that any federal, state or local law, including, without limitation, so-called “plant closing” laws, requires the Company to give advance notice or make a payment of any kind to an employee because of that Covered Employee’s involuntary termination due to a layoff, reduction in force, plant or facility closing, sale of business, or similar event, the benefits provided under this Policy or the other arrangement shall either be reduced or eliminated to avoid any duplication of payment. The Company intends for the benefits provided under this Policy to partially or fully satisfy any and all statutory obligations that may arise out of a Covered Employee’s involuntary termination for the foregoing reasons and the Company shall so construe and implement the terms of the Policy.
15.Amendment or Termination. The Board may amend, modify or terminate the Policy at any time in its sole discretion; provided, however, that (i) any such amendment, modification or termination that may adversely affect the rights of any Covered Employee shall be approved by a majority of the Company’s Board; provided that no such amendment, modification or termination may be made following a Change in Control without the consent of any such adversely affected person, and (ii) no such amendment, modification or termination may affect the rights of a Covered Employee then receiving payments or benefits under the Policy without the consent of such person.
16.Governing Law. This Policy and the rights of all persons under this Policy shall be construed in accordance with and under applicable provisions of the laws of the State of Delaware (without regard to conflict of laws provisions). This Policy is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.
17.Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Policy to the same extent that the Company would be required to perform it if no succession had taken place.

Appendix A

List of Covered Employees